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                              MANAGEMENT AGREEMENT

         THIS MANAGEMENT AGREEMENT (this "Management Agreement") is made effective as of February ___, 1995 (the "Effective Date"), by and between RIVERBOAT SERVICES, INC., an Iowa corporation, ("Manager") and ST. CHARLES GAMING COMPANY, INC., a Louisiana Corporation ("Owner").

                                    RECITALS

         A. Owner proposes to lease and/or acquire, construct, develop, equip, and operate certain gaming facilities, including land, an interim and/or permanent gaming boat or boats and/or a floating gaming pavilion, a dock or mooring facility, land-based facilities to provide for activities which are ancillary or complimentary to the gaming business, including but not limited to food and beverage, gift shop, entertainment, parking, and all other permitted and related activities ("Gaming Facilities"), all such facilities being located on (or adjacent to) land in Calcasieu Parish, Louisiana to be leased by the Owner (hereinafter defined as the "Business").

         B. Owner desires to have Manager manage its business and Manager desires to manage Owner's business, all upon the terms and conditions of this Management Agreement.

         NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, Owner and Manager, agree as follows:

1.       DEFINITIONS AND REFERENCES.

         1.1 Definitions. As used herein, the following terms shall have the respective meanings indicated below:

                 (a) Annual Plan - The Annual Plan (which shall include a budget) to be prepared by Manager and approved by Owner in accordance with the provisions of Section 6.2 hereof.

                 (b) Commencement Date - The date upon which Owner first opens the Gaming Facilities to the public for business, which date shall be confirmed in writing by Owner and Manager.

                 (c) Compensation - The direct salaries and wages paid to, or accrued for the benefit of, any executive or other employee, including, without limitation, employer's contributions under F.I.C.A., unemployment compensation or other employment taxes, pension fund contributions, worker's compensation, group life, accident, health and other insurance premiums, profit sharing, and retirement plans, disability and other similar benefits.





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                 (d) Fiscal Year - The period beginning on May 1 and ending on the following April 30 of each calendar year.

2.       SCOPE OF AGREEMENT; RESPONSIBILITIES.

         2.1 Authority of Owner. The Owner, acting by and through the board of directors or other duly appointed committee or representative, shall determine the general policy with respect to the Business and shall have all other decision making powers afforded to an executive management committee. Among other things, Owner, after consultation with Manager, shall establish the length and frequency of cruises.

         2.2 Authority of Manager. Subject to the foregoing general authority of Owner, and subject to the terms of this Management Agreement, Manager shall exclusively supervise and direct the management and operation of the day-to-day activities of the Business for the account of Owner. Manager shall have the authority and responsibility, subject to budget limitations and Owner's general policy, (i) to determine operating policy, standards of operation, quality of service, the maintenance and physical appearance of the Gaming Facilities and any other matters affecting operations and maintenance; (ii) to supervise and direct all phases of advertising, sales and business promotion for the Business; and (iii) to carry out all programs contemplated by the Annual Plan. Owner agrees that it will cooperate with Manager in every reasonable and proper way to permit and assist Manager to carry out its duties hereunder and comply with any conditions or restrictions, if any, placed upon Manager by any gaming authority.

         2.3 Duties and Obligations of Manager. Manager shall take all actions which may be reasonably necessary or appropriate in connection with the authority granted to it in accordance with the provisions of this Management Agreement. Manager shall devote to its responsibilities hereunder such time as may be reasonably necessary for the proper performance of all duties hereunder. The standard of performance by Manager in managing the Business shall be measured by what a reasonably prudent person would do consistent with good business practices and policies.

         2.4 Consultation with Owner. Notwithstanding the foregoing, Manager shall at all times keep Owner apprised and aware of all operating policies. Manager agrees to consult with Owner as frequently as Owner shall request to review operating policies and other matters referred to herein. Owner shall, at all times, have the right to enter the Boat for the purpose of inspecting same and reviewing the operations. Owner agrees that it and its representatives will, at no time, act in a manner which derogates from the authority granted to Manager.





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3.       CONDITIONS PRECEDENT TO IMPLEMENTATION OF AGREEMENT. Owner and Manager
shall use their best efforts to apply for and maintain any and all licenses and approvals required in order to implement the provisions of this Management Agreement.

4. TERM. The term of this Agreement shall continue until December 31, 2094, unless sooner terminated as hereinafter set forth.

5.       PRE-COMMENCEMENT DATE RESPONSIBILITIES.

         5.1 Owner's Responsibilities. Owner, without cost or expense to Manager, has designed, acquired, constructed and equipped a boat and will develop the remaining Gaming Facilities. All expenses and fees incident thereto shall be paid by Owner. The extent of the Gaming Facilities shall be within the sole discretion of Owner.

         5.2 Manager's Responsibilities. From the Effective Date to the Commencement Date, Manager shall assist Owner in designing, acquiring, constructing and equipping all assets to be used by Owner in the operation of the Business. Manager shall, at Owner's expense, also be responsible for the development and implementation of all pre-opening activities in accordance with a pre-opening budget.

6.       OPERATION OF THE BUSINESS.

         6.1 Permits. Manager and Owner shall use their best efforts to timely apply for, obtain and maintain all licenses and permits required to operate the Business.

         6.2 Annual Plan.

                 6.2.1 Preparation. With such cooperation and assistance of Owner as Manager may request, Manager shall prepare in reasonable detail for Owner's review and approval not less than sixty (60) days in advance of each Fiscal Year, an Annual Plan for the Business:

                 (a) a forecast comprised of estimated income and expenses by month for the coming Fiscal Year;

                 (b) an estimated cash flow projection by month, and an estimate as to the amount of funds needed for working capital requirements;

                 (c) a budget covering estimated expenditures for capital improvements;

                 (d) an annual marketing plan in reasonable detail; and





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                 (e) an organizational chart listing all employees' names,
positions and compensation (including key employees whether employees of Owner or charged to Owner).

Manager shall not be deemed to have made any guarantee or warranty in connection with the results of performance set forth in the Annual Plan since the parties acknowledge that the Annual Plan is intended to set forth objectives and goals based upon Manager's best judgment of the facts and circumstances known by Manager at the time of preparation.

                 6.2.2 Owner's Review and Approval. The Annual Plan will be subject to the approval of the Owner, which approval will not be unreasonably withheld or delayed. Owner shall approve or disapprove the Annual Plan, or portions thereof, within sixty (60) days after submission to Owner. If Owner fails to provide written notice to Manager of any specific objections to a proposed Annual Plan within such sixty (60) day period, such Annual Plan shall be deemed to have been approved by Owner as submitted. In the event Owner disapproves or raises any objections to the proposed Annual Plan or any revisions thereto, Owner and Manager agree to cooperate with each other in good faith to resolve the dispute. Owner agrees consistent with the Annual Plan to provide the funds necessary to operate the Business. Owner reserves the right to modify the Annual Plan throughout the applicable year after consultation with the Manager.

                 6.2.3 Compliance. Manager shall use all reasonable efforts to comply with the Annual Plan and shall not deviate in any substantial respect therefrom. In the event Manager encounters circumstances which require unexpected expenditures not foreseen at the time of preparation of the Annual Plan and which Manager deems reasonably necessary, Manager may without Owner's approval, make or cause to be made on account of Owner, such expenditures. Manager, without Owner's approval, on a monthly basis with full reporting to Owner, shall be entitled to increase the total expenses budgeted within the Annual Plan by a percentage approved annually by the Owner to cover any expenditures that were underestimated at the time the Annual Plan was prepared and that are reasonably necessary in Manager's sole discretion, to carry out the provisions of this Agreement. Manager shall not be entitled to make any expenditures in excess of the Annual Plan without first obtaining the prior written approval of Owner, which approval shall not be unreasonably delayed or withheld. Owner and Manager agree to cooperate with each other in good faith in resolving disputes. Policy changes not anticipated in the Annual Plan shall be submitted to Owner for approval, which approval shall not be unreasonably delayed or withheld.





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                 6.2.4 Specific Matters. The description of specific matters hereinafter stated are in every respect subject to the prior approval of Owner as part of its approval of the Annual Plan.

         6.3     Personnel.

                 6.3.1 General. Manager, for the account of Owner, shall hire, supervise, direct, discharge and determine terms of employment of all personnel working for the Business. The determination of compensation for all employees shall be part of the Annual Plan approved by Owner.

                 6.3.2 Key Employees. The key employees include but are not limited to the general manager, boat captain, director of gaming, director of food, beverage and entertainment and comptroller and all other managerial employees at the director level and shift managers, may, at the option of Manager and with prior approval of Owner, be employees of Manager. Owner shall reimburse Manager for the reasonable Compensation of these employees.

                 6.3.3 Other Employees. Subject to the above, it is expressly understood and agreed that all other personnel are in the sole employ of Owner.

                 6.3.4 Professional and Other Specialists. Manager shall have the right to retain legal counsel and such other professionals, consultants and specialists as Manager deems necessary or appropriate in connection with the operation of the Business. The selection of all professional firms shall be subject to Owner's prior approval.

         6.4 Sales, Marketing and Advertising. Manager shall advertise and promote the Business for Owner's account and shall institute and supervise a sales and marketing program and coordinate and cooperate with tour programs marketed by airlines, travel agents and government tourist departments when Manager deems the same to be advisable. Manager, in its sole discretion, may cause participation in sales and promotional campaigns ad activities involving complimentary passage, food and beverages to travel agents, tourist officials and airline representatives.

         6.5 Other Services Provided by Manager. Other services, such as data processing, reservation system, internal audit, etc., may be provided by Manager to Owner at an additional cost or contracted for separately; however, these services (whether provided by an affiliate of Manager or unaffiliated third party) must be placed out for competitive bid and approved by Owner.





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         6.6 Maintenance and Repairs. Owner shall be responsible for maintaining the property utilized in the Business in good repair and condition. To implement Owner's responsibility, Manager shall, on behalf of Owner, and at Owner's expense, make or cause to be made all repairs, replacements, corrections and maintenance items as shall be required in the normal and ordinary course of operation of the Business.

         6.7 Capital Expenditures. Owner recognizes the necessity of capital improvements and shall expend such amount for capital improvements as shall be required in the normal and ordinary course of operation of the Business in conformity with the amounts approved as part of the Annual Plan.

         6.8 Reimbursement. In addition to the Compensation provided for in
Section 9, Manager shall be entitled to be reimbursed for the reasonable travel and entertainment expenses of all officers and employees of Manager incurred in performing its duties hereunder in connection with any phase of the operation of the Business. In addition, if employees of Manager on a specific assignment for the benefit of the Business are in a position that would otherwise be filled by an employee of Owner, then Manager shall be entitled to be reimbursed by Owner for the reasonable Compensation payable to such employees while working at the Business. Manager shall be entitled to make all reimbursements authorized under this Section 6.8, or under any other provision of this Agreement, provided that all such reimbursements shall be made in a manner which is consistent with the provisions of the Annual Plan or as otherwise agreed with Owner.

7.       FISCAL MATTERS.

         7.1     Accounting Matters and Fiscal Periods.

                 7.1.1 Books and Records. Manager shall maintain, or cause to be maintained, at Owner's expense, full and complete books of account and such other records as are necessary to reflect the operation of the Business. Manager shall also prepare and file for Owner, at Owner's expense, all informational and/or tax returns which may be required by any governmental authorities.

                 7.1.2 Reports to Owner. Within thirty (30) days after the end of each month, Manager, at Owner's expense, will deliver or cause to be delivered to Owner monthly financial statements with sufficient content to meet the public disclosure requirements of the shareholders of the Owner or their affiliates.

                 7.1.3 Owner's Right to Audit. Owner and its shareholders reserve the right upon reasonable prior notice, to perform any and all additional audit tests relating to the Business





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where accounting books and records are kept, at Owner's or shareholders' costs.

         7.2 Bank Accounts. All bank accounts for the Business shall be in the name of Manager, as agent for Owner. Owner and Manager shall agree on the procedures for withdrawals and deposits of funds. Manager shall have the right to designate individuals to disburse funds from the Business bank accounts to pay all costs and expenses of managing, operating and maintaining the Business and its properties, including authorized capital expenditures and management fees due to Manager. Owner agrees that at all times during the term of this Agreement, a bank balance as approved in the Annual Plan shall be maintained in an amount necessary to provide sufficient working capital to assure the uninterrupted and efficient operation of the Business. Excess funds shall be disbursed to Owner on a regular basis and at least quarterly.

8.       TITLE; OTHER MATTERS.

         8.1 Covenant of Title. Owner shall enable Manager to peaceably and quietly operate the Business in accordance with the terms of this Management Agreement.

         8.2 Proprietary Information. All specifically identifiable information developed by Manager for Owner shall be the property of both Manager and Owner. All existing information of Manager previously developed by Manager at Manager's expense, including, without limitation, all customer lists, gaming and marketing strategies and other similar information, shall be the property of Manager and not Owner and neither Owner nor any of its affiliates or successors may use such proprietary information without the consent of Manager. The parties agree that proprietary information does not include information which is available in the public domain.

         8.3 Names. The Business shall be operated under the name "Isle of Capri"; provided, however, that Manager shall retain all rights, title and interest in and to and control over the use of this name and of any and all related names, marks, trade names, trademarks and service marks which may be used by Manager, and neither any such use nor this Management Agreement shall constitute an agreement thereof or create any interest in or right thereto in favor of Owner or any other person or entity. Upon termination of this Management Agreement for any reason, the use of the name heretofore determined prior to the Commencement Date and related names or marks will also terminate unless Manager shall otherwise consent or agree in writing, in the absolute and sole discretion of Manager.





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         8.4 Outside Activities of Parties. This Management Agreement shall be limited to the purposes set forth herein and nothing in this Agreement, whether by implication or otherwise, shall be construed to extend the relationship of the parties beyond such purposes. Each party acknowledges that the other party and their respective affiliates are or may hereafter become interested, directly or indirectly, by ownership, contract, agency or otherwise, in business opportunities which are not within the purpose of this Management Agreement and which may compete with or otherwise affect all or some aspects of the Business. However, both parties agree that they will not compete in any riverboat activities, within a one hundred (100) mile radius of the casino of the Business on the Site during the Term.

9.       COMPENSATION OF MANAGER.

         9.1 In consideration for the services to be performed by Manager after the Commencement Date, Manager shall be entitled to an annual management fee for each Fiscal Year (or part thereof) equal to two percent (2%) of Revenues (as defined below) plus ten percent (10%) of Operating Income (as defined below), but the total annual management fee shall not exceed four percent (4%) of Revenues in the aggregate.

                 (a) "Revenues" means all revenues, less sales tax on such revenues, determined on an annual basis for each Fiscal Year (or part thereof) received from the following sources: (i) gross gaming revenues (gross gaming receipts less amounts paid out as winnings) from the Business, less applicable gaming taxes from the operation of gaming; (ii) admission fees, less any applicable admission tax (whether or not there are any admission fees); (iii) food and beverage operations (net of complimentary items); (iv) all revenues generated at or in connection with the pavilion; (v) all parking fees; (vi) all revenues generated from gift shops and arcades; (vii) other revenues, fees and income, which are attributable to the operation of the Business. Revenues derived from non-operating activities, such as the sale of capital assets, are excluded from the definition of revenues.

                 (b) "Operating Income" means the income of the Business before any management fee paid to Manager, salaries paid to officers, directors and/or members of Owner, interest, depreciation, amortization and write-off of start-up and pre-opening type expenses and income taxes.

                 (c) The fee shall become due and payable ten (10) days after the end of each month based upon the increase in cumulative Revenues for the previous month, and shall be, subject to an annual adjustment, if necessary, within ninety (90) days after the end of each Fiscal Year. Payment of such compensation may be paid to





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Manager by withholding Revenues it has received for Owner's account; provided, however, that the fee shall be accrued as a liability and not paid to the extent that Owner has not generated sufficient cash flow to pay such fee. For these purposes, cash flow shall be determined before capital expenditures and shareholder salaries and distributions.

                 (d) In the event that the beneficial owner of Manager sells more than 80% of its interest in Owner, if requested by the purchaser of the interest, Manager shall, concurrently with the sale of the interest, sell to Purchaser or otherwise terminate the Management Agreement upon the same terms paid for the interest, at a price determined as follows:

(1)      Sales price for          / Owner's Earnings *          = Multiple
         the interest sold          before interest, taxes,
                                    depreciation and
                                    amortization

(2)      Management Fee *               X Multiple              = Sales price
                                                                  for Management
                                                                  Agreement

* In each case for the period used in determining the sales price for the interest sold.

In the event that less than 100% of the Owner is being sold, the EBITDA shall be adjusted proportionately. Provided, however, that in no event shall the sales (or termination) price for the Management Agreement exceed 12.5% of the sales price for the interest sold.

10.      INSURANCE.

         10.1 Coverage. Owner, for the benefit of both Owner and Manager, will maintain adequate insurance during the term of this Agreement. The type and amount of coverage shall be approved by Owner.

         10.2 Policies and Endorsements.

                 10.2.1 Policies. All insurance coverage provided for hereunder shall be effected by policies issued by insurance companies with sound and adequate financial responsibility. Either party shall be entitled to object to an insurance company. Owner shall deliver to the Manager duplicate copies of the insurance policies or certificates of insurance with respect to all of the policies of insurance so procured, including existing, additional and renewal policies, and in the case of insurance about to expire, shall deliver duplicate copies of the insurance policies or





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insurance certificates with respect to the renewal policies to the other party not less than thirty (30) days prior to the respective dates of expiration.

                 10.2.2 Endorsement. All insurance shall, to the extent obtainable, have attached thereto:

                 (a) an endorsement that such policy shall not be canceled or materially changed without at least thirty (30) days' prior written notice to Owner and Manager; and

                 (b) an endorsement to the effect that no act or omission of Owner or Manager shall affect the obligation of the insurer to pay the full amount of any loss sustained.

                 10.2.3 Named Insureds. All policies of insurance shall be carried in the name of Owner and Manager. All liability policies shall name Owner and Manager, and in each case any affiliates which either may specify, and their respective directors, officers, agents and employees, as additional insureds.

11.      INDEMNIFICATION.

         11.1 Indemnification. Manager agrees to indemnify and hold Owner free and harmless from any loss, liability, claim, demand, legal proceeding or cost (including attorneys' fees, costs, expenses and other charges) which is not covered by insurance proceeds and which Owner may sustain, incur or assume as a result of, or relative to, any allegation, claim, civil or criminal action, proceeding, charge or prosecution, including but not limited to, injuries to persons or damage to property or the Business or any matters arising out of the employment or compensation of employees or former employees of Manager (collectively "Claims") which may be alleged, made, instituted or maintained against Manager or Owner, jointly or severally, arising out of or based upon the management, operation, condition or use of the Business; the performance or non-performance of this Management Agreement by Manager, its agents or employees; or acts or failures to act of Manager, its employees, agents or general contractors; provided, notwithstanding the foregoing, Manager shall not be liable to indemnify and hold Owner harmless from any such loss, liability or cost which results from the negligence or misconduct of Owner, its agents or employees.

         11.2 Related Matters.

                 11.2.1 Legal Fees, Etc., Procedures. Manager shall reimburse Owner for any legal fees and costs, including attorneys' fees and other litigation expenses, incurred by Owner in respect to which indemnity is granted hereunder. If Claims are asserted or





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threatened, of if any action or suit is commenced or threatened with respect thereto, for which indemnity may be sought against Manager hereunder, Owner shall notify Manager in writing within thirty (30) days after Owner shall have had actual knowledge of the threat, assertion or commencement of the Claims, which notice shall specify in reasonable detail the matter for which indemnity may be sought. Manager shall have the right, upon notice to Owner given within thirty (30) days of its receipt of Owner's notice, to take primary responsibility for the prosecution, defense or settlement of such matter and payment or expenses in connection therewith. Owner shall provide, without cost to Manager, all relevant records and information reasonably required by Manager for such prosecution, defense or settlement and shall cooperate with Manager to the fullest extent possible. Owner, at Owner's sole cost and expense, shall have the right to employ its own counsel in any such matter with respect to which Manager has elected to take primary responsibility for prosecution, defense or settlement.

                 11.2.2 Indemnified Parties. The indemnities contained in this
Section 11 shall run to the benefit of both Owner and its affiliates, and its directors, officers, shareholders and employees.

                 11.2.3 Survival. The provisions of this Section 11 shall survive any cancellation, termination or expiration of this Management Agreement and shall remain in full force and effect until such time as the applicable statute of limitation shall cut off all claims which are subject to the provisions of this Section 11.

12.      DAMAGE TO AND DESTRUCTION OF THE BUSINESS.

         12.1 Restoration. Provided that there is sufficient insurance proceeds, in the event fire or other casualty shall damage or destroy the property used in the Business, Owner may, at its option, repair, restore or replace the same to the extent as may be limited by insurance proceeds. If there are not sufficient insurance proceeds or if Owner no longer desires to operate the Business, Owner may retain all insurance proceeds; however, Manager shall have the option, exercisable within ninety (90) days of the decision by the Owner not to operate the Business, to obtain the license to operate the Business for the Manager's benefit, subject to appropriate regulatory approval. In such event, this Management Agreement shall terminate. Owner shall use its best efforts to assist Manager in obtaining the license.

13.      DEFAULT AND TERMINATION.

         13.1 Events of Default. It shall be an event of default hereunder (an "Event of Default") if Manager or Owner (the





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"Defaulting Party") fails to keep, perform or observe any material covenant, obligation or agreement required to be kept, performed or observed by such party under the terms of this Management Agreement, followed by written notice of such breach, default or non-compliance from the other party (the "Non-Defaulting Party") to the Defaulting Party and the Defaulting Party fails to remedy or correct such breach, default or non-compliance within thirty (30) days after receipt of such notice. If the breach, default or non-compliance is other than payment of money and is of a nature such that it cannot reasonably be cured within such thirty (30) day period, the period for curing the default shall be extended so long as the Defaulting Party in good faith commences immediately and proceeds expediently to cure the breach, default or non-compliance within such thirty (30) day period.

         13.2 Termination.

                 13.2.1 General. If an Event of Default occurs and has not been cured, this Management Agreement shall terminate at the election of the Non-Defaulting Party. Notice of termination pursuant to this Section 13 may be given by the Non-Defaulting Party to the Defaulting Party at any time prior to the curing of such Event of Default, and such termination shall be effective as of the date specified in such notice of termination, which date shall be not less than thirty (30) nor more than one hundred twenty (120) days after the date of such notice. Notwithstanding the foregoing, if the Event of Default pertains to the payments of money, Manager may cease the discharge of its responsibilities hereunder effective upon the expiration of the thirty (30) day notice referenced in Section 13.1 hereof. Manager shall receive all funds due to it at the time of Termination.

                 13.2.2 Termination. In addition to the foregoing, this Management Agreement shall terminate upon any of the following events:

                 (a) The mutual agreement of the parties; or

                 (b) The inability of either party to receive or maintain the licenses or permits to perform their obligations hereunder; or

                 (c) Manager shall (i) apply for or consent to the appointment of, or taking possession by, a receiver, custodian, trustee, liquidator or other similar official of all of its assets; (ii) make a general assignment for the benefit of creditors; (iii) be adjudicated a bankrupt or insolvent or have an order for relief entered with respect thereto; or (iv) file a voluntary petition, commence a voluntary case under the federal bankruptcy laws as now or hereafter constituted or file a petition or an answer seeking reorganization or any arrangement with creditors or take advantage





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of any bankruptcy, reorganization, insolvency, readjustment of debts, dissolution or liquidation law or statute.

                 (d) After two (2) full years of operation following the Commencement Date, upon sixty (60) days notice, at the option of either party, if the Business in the next year or any subsequent year does not produce a net income of One Million Dollars ($1,000,000) before income taxes, amortization of pre-opening type expenses and distributions to Owner, determined in accordance with generally accepted accounting principles consistently applied.

                 (e) If Louisiana Riverboat Gaming Partnership ("LRGP") does not acquire fifty percent (50%) interest in the issued and outstanding capital stock of the Company from Crown Casino Corporation ("Crown") pursuant to the Stock Purchase Agreement, dated the date hereof, by and among Crown, the Company and LRGP (the "Stock Purchase Agreement").

                 (f) Crown (or its assigns) shall reacquire all of the outstanding capital stock of the Company owned by LRGP as a result of a default by LRGP under the Purchase Money Note (as defined in the Stock Purchase Agreement) issued by LRGP to Crown pursuant to the Stock Purchase Agreement.

                 (g) If the Manager exercises its option to obtain the license to operate the business for Manager's benefit pursuant to Section 12.1 hereof.

                 13.2.3 Waiver. The waiver of anyone Event of Default shall not be construed as the waiver of any other Event of Default.

         13.3 Remedies Cumulative. Except as herein provided to the contrary, the termination of this Management Agreement by the Non-Defaulting Party upon an Event of Default shall be without prejudice to any right the Non-Defaulting Party may have to damages, injunctions, specific performance or other legal or equitable remedies by reason of any breach, default or non-compliance by the Defaulting Party with such Defaulting Party's covenants, obligations and agreements hereunder.

14.      NOTICES.

         14.1 Notices. Every notice, demand, consent, approval or other document or instrument required or permitted to be served upon any of the parties hereto shall be in writing and shall be deemed to have been duly served on the day of mailing, and shall be sent by registered or certified United States Mail, postage prepaid, return receipt requested, addressed to the respective parties at the addresses stated below:





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If to Manager:            Riverboat Services, Inc.
                          c/o Casino America, Inc.
                          711 Washington Loop
                          Biloxi, Mississippi 39530

                             Attention:    Ms. Julie K. Watt
                                           Vice President, Chief Financial
                                           Officer and Treasurer

with a copy to:

                          Allan B. Solomon, Esq.
                          Chairman of the Executive Committee
                          Casino America, Inc.
                          2200 Corporate Blvd., N.W., Suite 310
                          Boca Raton, Florida 33431

If to Owner:              St. Charles Gaming Company, Inc.
                          c/o Crown Casino Corporation
                          2415 West Northwest Highway, Suite 103
                          Dallas, Texas 75220

                          Attention:       Mr. Mark D. Slusser
                                           Vice President - Finance

                          Crown Casino Corporation
                          2415 West Northwest Highway, Suite 103
                          Dallas, Texas 75220

                          Attention:       Mr. Mark D. Slusser
                                           Vice President - Finance

with a copy to:

                          T.J. Falgout, III, Esq.
                          Stumpf & Falgout
                          1400 Post Oak Boulevard, Suite 400
                          Houston, Texas 77056

or to such other address as either Manager or Owner may have specified in a notice duly given as required herein to the other.

15.      RELATIONSHIP, AUTHORITY AND FURTHER ACTIONS.

         15.1 Relationship. Manager and Owner shall not be construed as joint venturers or partners of each other by reason of this Management Agreement and neither shall have the power to bind or obligate the other except as specifically authorized and set forth in this Management Agreement. Nevertheless, Manager is granted





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such authority and powers as may be reasonably necessary for it to carry out the provisions of this Management Agreement. This Management Agreement, either alone or in conjunction with any other documents, shall not be deemed to constitute or create a lease of all or any portion of the Business.

         15.2 Contractual Authority. Subject to the limitations thereon set forth in this Management Agreement, and in conformity with the Annual Plan, Manager is authorized to make, enter into and perform in the name of, for the account of, on behalf of and at the expense of the Owner any contracts and agreements (including, but not limited to bank accounts) which are reasonably necessary and appropriate to carry out and place in effect the terms and conditions of this Management Agreement. Copies of all executed contracts promptly shall be furnished to Owner.

         15.3 Further Actions. Owner and Manager agree to execute all contracts, agreements and documents and to take all actions necessary to comply with the provisions of this Management Agreement and the intent hereof. Manager shall not enter into contracts (i) having a duration of more than one year and requiring Owner's or Manager's expenditure of more than $250,000 per year or
(ii) having a duration of one year or less and requiring Owner's or Manager's expenditure of more than $500,000, without the consent of Owner, unless such contracts or expenditures are provided for in the Annual Plan.

16. APPLICABLE LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Louisiana. If any of the terms and provisions hereof shall be held invalid or unenforceable for any reason, such validity or unenforceability shall in no event affect any of the other terms or provisions hereof, all such other terms and provisions to be held valid and enforceable to the fullest extent permitted by law; provided, however, that in the event any material part of Owner's obligations under this Management Agreement shall be declared invalid or unenforceable, Manager shall have the option to terminate this Management Agreement.

17.      MISCELLANEOUS.

         17.1 Successors and Assigns. Manager shall not assign the whole or any portion of this Agreement or any payments due Manager hereunder, without Owner's consent which consent will not be unreasonably withheld. No prohibited assignment, whether voluntary or involuntary, by operation of law, under legal process or proceedings, by receivership, in bankruptcy or otherwise, shall be valid or effective. Owner shall not assign the whole or any portion of this Agreement, except to an affiliate without Manager's consent, which consent will not be unreasonably withheld, except as





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
collateral for any financing obtained in connection with the development and/or operation of the Business. If the Agreement is assigned to an affiliate, Manager shall continue to be responsible under this Agreement.

         17.2 Force Majeure. If at any time it becomes necessary in Manager's or Owner's reasonable opinion to cease operation of all or part of the Business to protect the Business or the health, safety or welfare of guests or employees of the Business for reasons of force majeure, such as, but not limited to, weather, river conditions, acts of war, insurrection, civil strife and commotion, labor unrest, contagious illness, catastrophic events, or acts of God, then in such event Manager or Owner may close and cease operations of all or part of the Business, reopening and commencing operation when Manager and Owner determine in good faith that such may be done without jeopardy to the Business, its guests and employees. Neither party shall be liable for failure to perform any obligation hereunder (other than to pay money) when prevented by any force majeure cause not reasonably within the control of such party, such as strike, lockout, breakdown, accident, order or regulation of or by any governmental authority, failure of supply or inability, by the exercise of reasonable diligence, to obtain supplies, parts or employees necessary to perform such obligation to which such force majeure applies, and this Agreement shall be extended for a period of time equivalent to the delay from such cause.

         17.3 Authorization. Owner and Manager represent to the other that it has full power and authority to execute this Management Agreement and to be bound by and perform the terms hereof. On request, each party shall furnish the other evidence of such authority.

         17.4 Interest. Any amount payable to a party hereunder which shall not be paid when due, shall accrue interest until paid at the prime rate of the First National Bank of Chicago then in effect.

         17.5 Entire Agreement; Amendments. This Agreement sets forth the entire and only agreement or understanding between Owner and Manager relating to the subject matter hereof and supersedes and cancels all previous agreements, negotiations, commitments and representations in respect hereof among them. Owner has not relied on any projection of earnings, statements as to the possibility of future success or other similar matters which may have been prepared by Manager or Owner, or any of their respective affiliates, and understands that no guaranty is made or implied by Manager or its affiliates as to the cost or the future financial success of the operations being managed hereunder. This Agreement may not be amended in any respect except by an instrument in writing signed by the Owner and Manager.





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
         17.6 No Waiver. No waiver by either party of a breach by the other party of any of the terms, covenants or conditions of this Agreement, shall be construed or held to be a waiver of any other breach of the same or any other term, covenant or condition herein contained. No waiver of any default of either party hereunder shall be implied from any omission by the other party to take any action on account of such default if such default persists or is repeated, and no express waiver shall affect default other than as specified in said waiver.

         17.7 Compliance. In performing its obligations under this Agreement, Manager shall comply with all present and future laws, ordinances and all rules and regulations, requirements and orders of all governmental authorities and shall obtain all licenses and permits required to perform such obligations and shall file all returns and reports lawfully required of Manager in connection with its duties hereunder, including, but not limited to, income tax withholding returns, Federal Insurance Contributions Act returns and reports, Federal Unemployment Tax Act and worker's compensation returns and reports, sales and use tax returns (and shall timely pay all contributions, taxes, costs and other amounts due thereunder). All of the foregoing returns and reports shall be maintained as a part of the books and records of Manager.

         17.8 Headings. The headings hereunder are used for convenience only and shall not affect the construction or interpretation of any provision hereof.

         17.9 Counterparts. For the convenience of the parties hereto, this Agreement may be executed in several original counterparts, each of which shall be deemed an original for all purposes and all such counterparts shall constitute but one and the same agreement.

         IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Management Agreement as of the date and year first above written.

OWNER:                    ST. CHARLES GAMING COMPANY, INC.

                          By: /s/ MARK D. SLUSSER
                                  Name:  Mark D. Slusser
                                  Title: CFO





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
MANAGER:                  RIVERBOAT SERVICES, INC.

                          By: /s/ ALLEN B. SOLOMON
                                  Name: Allen B. Solomon
                                  Title: Secretary/Treasurer





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